

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2025

Erke Huang
Chief Financial Officer
Bit Digital, Inc
31 Hudson Yards, Floor 11
New York, NY 10001

      Re: Bit Digital, Inc
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-38421

Dear Erke Huang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Digital Assets, page F-11

1.   We note your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under ASC 820-10-35-5. As you trade with the Amber Group's OTC desk, please tell us your consideration as to whether the OTC market is your principal market as contemplated in ASC 820-10-35-5A. In your response, tell us how pricing is determined in the OTC market and the extent to which information from CoinMarketCap or any other price aggregator or index is utilized. Otherwise, tell us, for each material digital asset you hold, which individual market is your principal or most advantageous market, how you identified them, and whether use of these markets to value your digital assets would result in a material difference from the financial statements presented in your filing.

Note 3. Revenues From Contracts with Customers
Digital Asset Mining, page F-20

2.   Please tell us, and revise your disclosure in future filings to specifically address the following concerning your revenue recognition policy under ASC 606 for mining bitcoin:

- Given that your mining pool contract can be terminated at any time by either party without penalty, tell us whether you believe the contract is continuously renewed, instead of renewed daily as you disclose. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Guide Q&As. If so, tell us, and represent that you will revise your disclosure in future filings to discuss:
    - Your consideration as to whether the duration of your contracts is less than 24 hours;
    - Whether the rate of payment remains the same upon renewal; and
    - Whether your customer's option to renew represents a material right that represents a separate performance obligation as contemplated in ASC 606-10-55-42.
- Your policy disclosure that you measure bitcoin mined on the date received and that it is not materially different than valuing at contract inception is inconsistent with the guidance you highlight in ASC 606-10-32-21. As a result, please address the following:
    - Tell us, and represent to us that you will disclose in future filings, the time period over which the mining pool operator calculates the bitcoin consideration due you. This period often is daily from 00:00:00 UTC to 23:59:59 UTC.
    - Represent to us, if true, that the difference between the fair value used to record revenue on the date of receipt as compared to a time consistently applied on the day before receipt (i.e., the *date of contract inception* consistent with the requirement in ASC 606-10-32-21) is immaterial in all periods presented in your filing.
    - Revise your practice going forward to value your bitcoin mined at the fair value at a consistent time on the date of contract inception.
    - Represent to us that in future filings you will:
        - disclose the specific consistent time chosen to value bitcoin mined on the date of contract inception;
        - remove reference to recording bitcoin mined at the time of receipt and that it is not materially different than at contract inception; and
        - disclose that you recognize revenue on the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.

Note 17. Segment Reporting, page F-41

3.   Please tell us, and represent to us that you will revise future filings to disclosure the following regarding your segments:

- the titles of the "several members of [y]our executive management team" who comprise your CODM as required by ASC280-10-50-21c;

- a measure of profit or loss for each reportable segment and all of the individual line items included in ASC 280-10-22 (a) - (j); and

- your entity-wide information concerning long-lived assets by geographic area. Refer to ASC 280-10-50-41.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets